(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	October 28, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Concord Street Trust (the trust):
Spartan Small Cap Index Fund (the fund)
File Nos. (033-15983) and (811-05251)
Post-Effective Amendment No. 53

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 53 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to the Powers of Attorney dated April 1, 2007 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Spartan Small Cap Index Fund. This filing serves to register Spartan Small Cap Index Fund as a new series of Fidelity Concord Street Trust. The fund may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectus and Statement of Additional Information contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of January 11, 2009. We request your comments by December 9, 2008.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ilia Iovtchev
Ilia Iovtchev
Legal Product Group